Mail Stop 4-6
				April 28, 2005

M. Dendy Young
GTSI Corporation
3901 Stonecroft Blvd
Chantilly VA 20151-1010

Re:	GTSI Corporation
	Form 10-K for the fiscal year ending December 31, 2004
	File No. 000-19394

Dear Mr. Young:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited the scope of our review to the financial statements and related disclosures related to your business strategy, revenue recognition, and accounts payable. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the year ended December 31, 2004

Item 1. Business

Business Strategy, p. 4
1. We note that your disclosure in this section indicates that you plan to "[d]ouble the revenue base of GTSI from $1 billion to $2 billion" over the next three years primarily through "organic measures, supplemented by strategic acquisitions," and that you have included similar disclosure in MD&A.  As your sales grew only
12.8%
during 2004, it is unclear how you plan to achieve such revenue growth. Accordingly, please provide supplemental support for this statement and revise the disclosure in your filing to better explain how you plan to double your revenues over the next three years. For example, what are the "organic measures" you plan to take and how will such measures affect revenues? Do you have any current plans regarding specific strategic acquisitions? Please revise and advise accordingly.

Contracts, p. 6

2. Explain the nature of the "administrative fee(s)" that are levied by various government agencies on purchases made by departments outside of the agency that awarded the contract. Quantify the amount fees that are collected by you and remitted to the respective agency for the periods presented and explain your revenue recognition policies associated with these fees. In your response, address the criteria outlined in EITF 99-19. If material, revise your revenue recognition accounting policy to address your accounting for these fees.

Notes to Consolidated Financial Statements

Note 7.  Accounts Payable, p. 41

3. Tell us more about the obligations that you were judicially released from upon the expiration of the statute of limitations in
2004.   Explain the nature of the obligations and the transactions under which you initially became obligated, including the respective counterparties, and describe the statute of limitations you refer to.
Provide us any additional supplemental information surrounding these obligations that will support your conclusions that you were judicially released from the obligations.

4. Also tell us more about the aged accrued payables that
management
concluded were `no longer valid liabilities".   Explain the nature
of
the obligations and the transactions under which you initially became obligated, including the respective counterparties. Clarify whether these were ever `valid liabilities`. If so, explain why it was appropriate to derecognize these liabilities in accordance with SFAS
140. Explain the timing of the reversal, and discuss why it was appropriate to derecognize these payables during 2004.

5. Given the significance of the reversal/derecognition of these payables to your operating income and net income during 2004 and the respective quarters, revise to provide the following disclosures:

* Revise Selected Financial Data to briefly describe and/or cross reference to a discussion of the reversal of accounts payable and the material effect that reversal had on the comparability of the information presented. Refer to Instruction 2 to Item 302 of Regulation S-K.
* Expand the Overview section and/or include a discussion of net income and operating income in MD&A to discuss the significant impact the reversal of accounts payable had on your operating income and net income. In this regard, it appears that the annual and quarterly trends in your operating income and net income would have been materially different had you not derecognized these accounts payables in the respective periods. Refer to SEC Release 33-8350.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at (202) 824-5675 or Lisa
Mitrovich, Assistant Chief Accountant, at (202) 942-1836 or me at
(202) 942-1800 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
??

??

??

??

GTSI Corporation
Form 10-K
April 26, 2005
Page 4 of 4